[redacted]

14041870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 45763

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ewing Bemiss & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES [illegible] COMMISSION
R[illegible]
FEB [illegible] 2014
DIVISION OF TRAD[illegible] MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# EWING BEMISS & CO.

## Statement of Financial Condition and Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5

**December 31, 2013**

SEC ID 8 – 45763

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.


Keiter
Your Opportunity Advisors

Certified Public Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

www.keitercpa.com

**EWING BEMISS & CO.**

Table of Contents

»Keiter
Your Opportunity Advisors

## INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of Ewing Bemiss & Co.
Richmond, Virginia

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of Ewing Bemiss & Co. (the "Company") as of December 31, 2013, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ewing Bemiss & Co. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States.

Keiter

February 10, 2014
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

**EWING BEMISS & CO.**

Statement of Financial Condition
December 31, 2013

Assets

| | |
|---|---|
| Cash and cash equivalents | $ 978,609 |
| Accounts receivable | 86,560 |
| Accounts receivable - other | 102,522 |
| Prepaid expenses and other assets | 51,867 |
| Property and equipment - net | 56,076 |
| Total assets | $ 1,275,634 |

Liabilities and Stockholders' Equity

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 158,987 |
| Due to related parties | 54,863 |
| Deferred lease incentive | 62,936 |
| Notes payable | 539,852 |
| Total liabilties | 816,638 |
| Stockholders' equity | 458,996 |
| Total liabilities and stockholders' equity | $ 1,275,634 |

See accompanying notes to financial statement.

**EWING BEMISS & CO.**

Notes to the Financial Statement

1. **Summary of Significant Accounting Policies:**

**Nature of Business:** Ewing Bemiss & Co. (the "Company") is a corporation organized in the Commonwealth of Virginia. The Company operates as a broker-dealer in the United States. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that primarily provides financial consulting and advisory services.

**Basis of Accounting:** The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

**Cash and Cash Equivalents:** The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

**Accounts Receivable:** Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2013, no allowance for uncollectible accounts was considered necessary.

**Risks and Uncertainties:** Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in a financial institution fully insured by the Securities Investor Protection Corporation up to $500,000. The Company's cash balance regularly exceeds the insured limit. The balances are not insured by the Federal Deposit Insurance Corporation.

A substantial portion of the Company's accounts receivable are received from a small number of transactions or concentrated within an industry. Five customers comprised 98% of accounts receivable as of December 31, 2013.

**Property and Equipment:** Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by either the straight-line method or the double-declining-balance over the estimated useful lives of the related assets, which range from three to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

**Income Taxes:** The Company has elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Similar provisions apply for state income tax reporting.

**1. Summary of Significant Accounting Policies, Continued:**

**Income Taxes, Continued:** The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. Management has evaluated the Company's tax position and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance. The Company's income tax returns for years since 2010 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

**Use of Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

**Subsequent Events:** Management has evaluated subsequent events through February 10, 2014, the date the financial statement was available for issuance, and has determined that no additional disclosures are necessary.

**2. Property and Equipment:**

Major classes of property and equipment consisted of the following at December 31, 2013:

| | |
|---|---|
| Furniture and office equipment | $ 416,559 |
| Leasehold improvements | 55,413 |
| | 471,972 |
| Less: accumulated depreciation | (415,896) |
| Net property and equipment | $ 56,076 |

## 3. Notes Payable:

On January 1, 2013, the Company issued two notes payable totaling $809,777 in connection with the execution of two stock redemption agreements. The terms of each note requires annual principal payments on March 31. The notes are unsecured and mature on March 31, 2015 with interest accruing at 0.21%, paid annually. Future minimum principal payments are $269,926 in 2014 and 2015.

## 4. Related Party Transactions:

The Company contracts with independent representatives that provide investment banking and financial consulting services. The Company provides the independent representatives with use of its investment platform, marketing, and access to the Company's network. In return, the Company earns commission revenue on fees billed by the independent representatives. As of December 31, 2013, the Company recorded a payable due to the independent representatives of $54,863 for customer fees earned or collected by the Company on their behalf.

As described in Note 3, the Company has two notes payable to two former stockholders.

## 5. Lease Commitments:

The Company leases commercial office space in Richmond, Virginia. The lease expires in 2018. The minimum future rental payments under the lease are:

| Year Ending December 31 | | Amount |
|---|---|---|
| 2014 | $ | 192,987 |
| 2015 | | 197,800 |
| 2016 | | 202,729 |
| 2017 | | 207,812 |
| 2018 | | 177,072 |
| | $ | 978,400 |

The Company received a four month rent abatement in connection with its office lease that commenced in 2013. The abatement, as well as the annual rent escalation, is being amortized on the straight-line method over the term of the lease agreement. This method resulted in a deferral lease incentive liability of $62,936 at December 31, 2013.

**6. Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2013, the Company had net capital of $142,399, which was $92,127 in excess of required minimum net capital of $50,272. The Company's net capital ratio was 5.29 to 1.

**7. Stockholders' Agreements:**

The stockholders of the Company have certain restrictions and provisions placed on their ability to buy, sell and transfer ownership. Specifically, the Company must be offered the right of first refusal prior to a sale or transfer to an outside party. Additionally, the Company is obligated to purchase a stockholder's shares upon death from the stockholder's estate. The purchase price is determined by a formula in the stockholders' agreement. At December 31, 2013, the Company had 25,000 shares authorized and 1,702 shares issued and outstanding of $1 par value common stock.

**Keiter**
Your Opportunity Advisors

# INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Ewing Bemiss & Co.
Richmond, Virginia

In planning and performing our audit of the financial statement of Ewing Bemiss & Co. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 10, 2014
Glen Allen, Virginia